Exhibit 99.22

COASTAL CONTACTS INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

This Management Proxy Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of Coastal Contacts Inc. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the annual meeting (the “Meeting”) of the shareholders to be held on Friday, April 20, 2012 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Corporation. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 2:00 p.m. (Toronto time) on April 18, 2012 or, if the Meeting is adjourned, by 2:00 p.m. (Toronto time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting, or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Corporation at a nominal cost. The cost of solicitation by management of the Corporation will be borne by the Corporation.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)                                  in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)                                 in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Pursuant to National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of proxy-related materials in connection with this Meeting (including this Management Proxy Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it:

(a)                                  by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing

(i)                                     at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or

(ii)                                  with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)                                 or in any other manner permitted by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Corporation (the “Board”) has fixed March 12, 2012 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As at March 12, 2012, 56,404,157 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc., at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Corporation, as at March 12, 2012, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying 10% or more of the voting rights attached to the Corporation’s issued and outstanding Common Shares, except for the following:

		Percentage of Outstanding
Name	Number of Common Shares	Common Shares
Roger V. Hardy	6,932,574	12.3%
Montrusco Bolton Investments Inc.(1)	5,877,504	10.4%
Kinderhook Partners, L.P.	5,758,100	10.2%

(1)                                  Based on public filings, Montrusco Bolton Investments Inc. reports that it exercises control or direction over the Common Shares disclosed herein on behalf of client accounts over which it has discretionary trading authority.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Corporation’s Bylaws, the quorum for the transaction of business at the Meeting will be one or more individuals present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for an absent shareholder so entitled, and holding or representing by proxy not less than 10% of the outstanding Common Shares. Pursuant to the Canada Business Corporations Act (“CBCA”), a majority of at least two-thirds of the votes cast at the Meeting (in person or by proxy) is required to pass the special resolution regarding the share consolidation referred to in item 4 in the accompanying Notice of Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the other resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. KPMG LLP was first appointed as the auditor of the Corporation on January 16, 2008.

ELECTION OF DIRECTORS

The Articles of the Corporation provide for three classes of directors with staggered terms. Each director holds office until the expiry of the director’s term of office or until the director’s successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles or under the provisions of the Canada Business Corporations Act. At each annual meeting of the Corporation, generally, one class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Corporation. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of the predecessor director. When the number of directors has changed, any newly created directorship or any decrease in directorship is to be apportioned among the classes by the Board of Directors of the Corporation so as to make all classes as equal in number as possible.

The term of each class of directors expires at the annual meeting of shareholders to be held in the years indicated: (a) Class I - 2012; (b) Class II — 2013; and (c) Class III — 2014. Jeffrey Mason and Tushar Shah are Class I directors, Michaela Tokarski is a Class II director, and Roger V. Hardy and Murray McBride are Class III directors.

The Articles of the Corporation also provide for a minimum of three and a maximum of 20 directors with the number within that range to be fixed by resolution of the directors from time to time. In connection with the election of directors at the Meeting, the Board of Directors of the Corporation has increased the number of directors of the Corporation from six to seven, with the additional director being allocated to Class II so that there would be two Class I directors, three Class II directors and two Class III directors. The Corporation presently also has one vacancy for a Class II director.

At the Meeting, shareholders of the Corporation will be called upon to elect Jeffrey Mason and Tushar Shah as Class I directors to serve for a term of three years until the annual meeting of shareholders of the Corporation to be held in 2015. To fill the existing Class II director vacancy and the additional Class II directorship, shareholders will also be called upon to elect Jeff Booth and John E. Currie as Class II directors to serve for a term of one year until the annual meeting of shareholders of the Corporation to be held in 2013. The persons being nominated for election as directors at the Meeting are referred to herein as the “Nominees”. Each of the Nominees, if elected, would be an independent director of the Corporation within the meaning of applicable securities legislation.

While management does not contemplate that the Nominees will be unable to serve as directors, if prior to the Meeting any vacancy occurs in the slate of such Nominees for any reason, the management representatives designated in the Proxy solicited in respect of the Meeting shall have discretionary authority to vote for the election of any other person as director. Proxies received by the directors on which no designation is made will be voted for the management Nominees for election as directors or any substitute nominee(s) thereof as may be determined by management, if necessary.

The following table sets out the name of each of the Nominees and each director of the Corporation whose term will continue after the Meeting; all positions and offices in the Corporation presently held by each Nominee and continuing director; that person’s principal occupation or employment (and, in the case of Tushar Shah, Jeff Booth and John Currie who are nominated for election at a shareholders’ meeting of the Corporation for the first time, also his principal occupation and employment during the last five years); the period during which that person has served as a director; and the number of Common Shares that the Corporation is advised are beneficially owned by that person, directly or indirectly, or over which control or direction is exercised, as of March 12, 2012.

Name, place of residence and positions with the Corporation	Present principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled/ directed
Nominees for election as Class I Directors at the Meeting
JEFFREY R. MASON(1)(2) British Columbia, Canada Director	Professional Director (presently a Director of the Corporation and also of Amarc Resources Ltd., Slater Mining Corporation, and Red Eagle Mining Corporation)	Since October 16, 2006	50,100
TUSHAR SHAH(1)(2) New Jersey, U.S.A. Director	Managing Member, Kinderhook Partners, Ltd. (investment firm) for last five years	Since July 15, 2010	Nil(3)
Nominees for election as Class II Directors at the Meeting
JEFF BOOTH British Columbia, Canada Director Nominee	Founder and Chief Executive Officer of BuildDirect.com (online retailer of building materials) since 1999	—	Nil
JOHN E. CURRIE British Columbia, Canada Director Nominee	Executive Vice President, Chief Financial Officer of lululemon athletica inc. (athletic apparel manufacturer/retailer listed on NASDAQ and the Toronto Stock Exchange) since January 2007; prior thereto, Chief Financial Officer of Intrawest Corporation (now Intrawest ULC, a destination resort company listed on the New York Stock Exchange and the Toronto Stock Exchange)	—	7,000

Name, place of residence and positions with the Corporation	Present principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled/ directed
Continuing directors
ROGER V. HARDY British Columbia, Canada Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of the Corporation	Since July 1, 2002	6,932,574
MURRAY McBRIDE(1) Ontario, Canada Director	Business Consultant, Murray McBride Consulting Services Ltd.	From December 14, 2000 to March 5, 2001 and since December 29, 2003	576,000
MICHAELA TOKARSKI Ontario, Canada Director	Strategic and Marketing Consultant, Creekside Communication Inc. (e- business communications consulting company)	Since February 12, 2001	1,680,000

(1)                                  Member of the Audit Committee.

(2)                                  Member of the Compensation and Corporate Governance Committee.

(3)                                  Does not include 5,758,100 Common Shares beneficially owned by Kinderhook Partners, L.P. Mr. Shah is one of the Managing Members of Kinderhook Partners, Ltd. which is the general partner of Kinderhook Partners, L.P. Mr. Shah does not individually exercise control or direction over the Common Shares held by Kinderhook Partners, L.P.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Nominee is, as at the date of this Management Proxy Circular, or has been, within the ten years preceding the date of this Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that

(a)                                  was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)                                 was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No Nominee is, as at the date of this Management Proxy Circular, or has been, within the ten years preceding the date of this Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No Nominee has, within the ten years preceding the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No Nominee has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Corporation is set out in Appendix A to this Management Proxy Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)                                  the Corporation’s Chief Executive Officer (“CEO”);

(b)                                 the Corporation’s Chief Financial Officer (“CFO”);

(c)                                  each of the three most highly compensated executive officers of the Corporation, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Corporation’s most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)                                 each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

For the Corporation’s financial year ended October 31, 2011, the Corporation is including the following persons as its Named Executive Officers: Roger V. Hardy (Chairman, CEO and President), Glen Kayll (CFO until July 19, 2011), Gordon Howie (CFO from July 19, 2011), Nicholas Bozikis (Vice President, Finance), Steve Bochen (Chief Operating Officer), Steve Wallace (Vice President, North American Sales), and Terry Vanderkruyk (Vice President, Corporate Development).

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (the “Compensation Committee”) has the responsibility to, among other things, review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives and set the CEO’s compensation level based on this evaluation. The Compensation Committee also reviews and approves, for recommendation to the board of directors of the Corporation, the applicable components of compensation for the CEO and reviews the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements, and change-in-control benefits.

The following discussion of Compensation Committee matters relates to the committee as then comprised of Jeffrey Mason (Committee Chair), Stuart Belkin and Tushar Shah. Mr. Belkin resigned as a director of the Corporation on January 17, 2012.

The Corporation’s compensation policy with respect to executive officers is designed to provide both short-term and long-term rewards that are consistent with individual and corporate performance and its goal is to provide sufficient compensation opportunities for executive officers in order to attract, retain and motivate the best possible management team. Compensation for executive officers consists of:

(i)                                     a base salary;

(ii)                                  annual and special bonus incentives; and

(iii)                               options granted on a discretionary basis under the Corporation’s Option Plan (as defined under “Option-based Awards”).

The Compensation Committee reviews base salary with reference to relevant industry norms, experience, performance and level of responsibility. The Compensation Committee reviews salary levels annually and may make adjustments, if warranted, as a result of salary trends in the marketplace, competitive positioning and a modification in the level of responsibilities of the executive. Cash bonus incentives assessed annually, or at a more frequent period as determined, are based upon the Corporation’s ability to meet certain financial and operational metrics and each executive’s individual performance. The Compensation Committee reviews and assesses executive performance and accomplishments at a minimum on an annual basis.

The Compensation Committee also considers stock options to be an important component of executive compensation. The objective of making grants under the Option Plan is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, thus better aligning the interests of executive officers with the interests of shareholders. When reviewing and recommending option grants to directors of the Corporation, the Compensation Committee considers the executive’s overall contribution to the success of the Corporation, past option grants, and industry peer groups.

Each of the elements of the executive compensation packages are considered during the Compensation Committee’s benchmarking process which reviews the executive compensation packages of similar companies to ensure that the Corporation provides compensation that is effective in rewarding executives for meeting goals and objectives and ensures that the Corporation can attract and retain the right individuals. The Board considers the Compensation Committee’s benchmarking process in its analysis and decision making process.

The Compensation Committee’s benchmarking process took into account pertinent elements of the Corporation’s compensation package and included the following 14 comparative companies selected as the Corporation’s peer group:

Corporation	Market	Symbol
1-800-Flowers.com, Inc.	NASDAQ	FLWS
Absolute Software	TSX	ABT
Blue Nile Inc.	NASDAQ	NILE
Enghouse Systems	TSX	ESL
Indigo Books	TSX	IDG
Mediagrif	TSX	MDF
PetMed Express, Inc.	NASDAQ	PETS
Points International	TSX	PTS
Shutterfly, Inc.	NASDAQ	SFLY
Spark Networks Inc.	AMEX	LOV
Stamps.com Inc.	NASDAQ	STMP
US Auto Parts Network Inc.	NASDAQ	PRTS
Vistaprint NV	NASDAQ	VPRT
Vitacost.com, Inc.	NASDAQ	VITC

The benchmarking process took into account all available elements of compensation for the peer group companies, on a normalized basis, whether or not the Corporation included these elements as part of their executive compensation packages. For example, the value of certain long-term incentive plans that are awarded to peer group executives, but absent from the Corporation’s executive compensation package, would be considered in setting the remaining elements of the compensation package. The Compensation Committee considers the Black-Scholes model of valuation, among other information, in its recommendations to the Board.

The Compensation Committee focussed primarily on reviewing the CEO’s performance and determining his compensation. It then provided input to the CEO and other relevant management as part of its review of the compensation for the other executive officers. The Compensation Committee also monitored the performance of the other executive officers as part of understanding the management composition, evaluating potential promotion from within, and succession planning.

In establishing a recommendation to the Board regarding the base salary of $495,000 for the Corporation’s CEO for fiscal 2011, the Compensation Committee assessed the performance of the Corporation and the CEO in fiscal 2010 and evaluated the CEO’s contribution to the overall success of the Corporation in fiscal 2010 along with a review of benchmark information.

With respect to stock options for the Corporation’s CEO in fiscal 2011, the Compensation Committee considered the CEO’s performance, historic stock option amounts, a survey of 14 peer group companies, as well as limited availability of Common Shares for new option grants under the Corporation’s Option Plan. After consideration of the Compensation Committee report, the Board approved on December 24, 2010 the grant of an option to the CEO for the purchase of 350,000 Common Shares that vest one-sixth every six months until fully vested over three years.

In determining its recommendation to the Board regarding the bonus for the Corporation’s CEO for fiscal 2011, the Compensation Committee reviewed the Corporation’s successes during fiscal 2011, including in the promotion of its business (including growth to over 3.3 million customers), receiving industry recognition and numerous awards for its achievements, growing the annual sales of the new eyeglasses business by over 100%, building a motivated and increased workforce, identifying and successfully rectifying management issues in connection with its European division, improving manufacturing and production capacity, improving operating results, and a 98% increase in the market price of the Common Shares over the fiscal year. Based on the Corporation’s performance and the CEO’s contribution and leadership in fiscal 2011, the Board approved a bonus of $150,000 for the CEO for the 2011 fiscal year.

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return on its Common Shares with the cumulative total return on the S&P/TSX Composite Index for the period from November 1, 2006 to October 31, 2011. The graph illustrates the cumulative return on a $100 investment in the Common Shares made on November 1, 2006 as compared with the cumulative return on a $100 investment in the S&P/TSX Composite Index (assuming the reinvestment of dividends).

The performance of the Common Shares as set out in the graph below does not necessarily indicate future performance. Executive compensation has generally followed the trend in shareholder returns.

	2006	2007	2008	2009	2010	2011
COA	100.00	120.00	88.42	129.47	165.26	327.37
Annual Change	—	20%	-26%	46%	28%	98%
TSX Composite	100.00	118.47	79.09	88.38	102.69	99.25
Annual Change	—	18%	-33%	12%	16%	-3%

Option-based Awards

The Amended and Restated Stock Option Plan of the Corporation (the “Option Plan”) is administered by the Board and the Compensation Committee. The Option Plan is designed to advance the interests of the Corporation by encouraging directors, employees and consultants of the Corporation and its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire Common Shares, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole. See “Compensation Discussion and Analysis”.

The original version of the Option Plan was approved by the shareholders of the Corporation effective February 27, 2007 and the Option Plan (including amendments to the original version) was last confirmed by the shareholders of the Corporation on March 26, 2010. No amendments were made to the plan during the last financial year ended October 31, 2011.

The Option Plan presently includes the following provisions:

•                                          Directors, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries shall be eligible for selection to participate in the Option Plan. Options are granted at the discretion of the Board or a special committee of the Board appointed from time to time by the Board (presently the Compensation Committee).

•                                          The aggregate number of Common Shares issuable upon the exercise of all options granted under the Option Plan and any other “security based compensation arrangements” (as defined in the Company Manual of the Toronto Stock Exchange (“TSX”)) of the Corporation shall not exceed 10% of the issued and outstanding Common Shares from time to time.

•                                          No single optionee may be granted options to purchase a number of Common Shares equalling more than 5% of the issued Common Shares in any 12-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable TSX requirements.

•                                          Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12-month period to any one consultant of the Corporation (or any of its subsidiaries).

•                                          Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12-month period to employees of the Corporation (or any of its subsidiaries) conducting investor relation activities. Options granted to persons performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3-month period.

•                                          The number of Common Shares issuable to insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares.

•                                          The number of Common Shares issued to insiders of the Corporation, within any one-year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the issued and outstanding Common Shares.

•                                          The number of options issuable to each non-employee director, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 1% of the issued and outstanding Common Shares.

•                                          The exercise price of optioned Common Shares shall not be lower than the market price (as such term is defined in section 601 of the TSX Company Manual) of the Common Shares at the time the option is granted or any other exercise price permitted by the TSX. The exercise price of an option held by an insider of the Corporation may be reduced only if disinterested shareholder approval is obtained.

•                                          Each option shall have a term set out in the option agreement, provided that in no circumstances shall the term of an option exceed the maximum term permitted by the TSX (the TSX does not presently specify any maximum term for stock options—the Corporation has generally been granting options under the Option Plan with a five-year term).

•                                          Options granted may have a vesting period as required by the Board on a case-by-case basis. (Options granted to officers and employees generally vest as to one-sixth of the optioned Common Shares each six-month period during the initial three-year period of the option term. Options granted to outside directors generally vest as to 1,000 optioned Common Shares immediately upon grant with remaining options vesting as to one-sixth of the optioned Common Shares each six-month period during the initial three-year period of the option term.) In the event of a reorganization, merger or consolidation of the Corporation with one or more corporations where the Corporation is not the surviving corporation or upon the sale of substantially all of the property or more than 80% of the then outstanding Common Shares of the Corporation to another corporation (each a “change of control” event for the purposes of the Option Plan), all options granted which have not yet vested shall immediately vest, subject to any applicable TSX policies.

•                                          If an optionee ceases any position with the Corporation as a result of having been dismissed from any such position for cause, all unexercised option rights of that optionee under the Option Plan shall immediately terminate. If an optionee ceases any position with the Corporation other than for cause or due to the optionee’s death, the option shall continue to be exercisable, to the extent it was entitled to be exercised at the date of cessation, until the earlier of 90 days thereafter

(30 days in the case of an optionee engaged to provide investor relations activities) and the normal expiry date of the option.

•                                          In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s legal representatives until the earlier of one year from the date of death and the normal expiry date of the option to the extent that the options were exercisable on the date of death.

•                                          All benefits, rights and options accruing to any optionee in accordance with the terms and conditions of the Option Plan shall not be transferable or assignable unless specifically provided in the Option Plan or to the extent, if any, permitted by the TSX. During the lifetime of an optionee, any benefits, rights and options may only be exercised by the Optionee.

•                                          Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Option Plan. Subject to applicable approval of the TSX, the Board may also at any time amend or revise the terms of the Option Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Option Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision. Despite the previous two sentences, no shareholder approval, or disinterested shareholder approved, as the case may be, is required for amendments or revisions of the following types:

(a)                                  amendments of a “housekeeping” nature;

(b)                                 a change to the vesting provisions of the Option Plan;

(c)                                  a change to the termination provisions of the Option Plan which does not entail an extension beyond the original expiry date; and

(d)                                 the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve (where applicable);

notwithstanding that such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

The Option Plan does not provide any ability for the Corporation to transform an option into a stock appreciation right involving an issuance of securities from treasury.

The Corporation does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Option Plan.

The Option Plan is subject to the rules and policies of the TSX including the requirement for shareholder approval every three years following institution.

As at March 21, 2012, the total number of Common Shares issuable under outstanding options granted under the Option Plan is 5,438,500, representing 9.7% of the issued and outstanding Common Shares of the Corporation. Approximately 0.3% of the issued and outstanding Common Shares of the Corporation are available for future options to be granted under the Option Plan.

Summary Compensation Table

The following table provides a summary of compensation earned by the Named Executive Officers from the Corporation or its subsidiaries or affiliates during the Corporation’s last three financial years ended October 31, 2011.

						Non-equity incentive
						plan compensation
						($)
				Share-	Option-		Long-
				based	based	Annual	term	Pension	All other		Total
Name and		Salary		awards	awards(1)	incentive	incentive	value	compensation		compensation
principal position	Year	($)		($)	($)	plans(2)	plans	($)	($)		($)
ROGER V. HARDY	2011	495,000	(3)	Nil	267,558	150,000	Nil	Nil	7,500	(4)	920,058
CEO and President	2010	482,000	(3)	Nil	382,655	90,000	Nil	Nil	7,500	(4)	962,155
	2009	437,923	(3)	Nil	141,231	150,000	Nil	Nil	6,785	(4)	735,939
GLEN KAYLL(5)	2011	236,923		Nil	38,223	Nil	Nil	Nil	236,623	(7)	511,769
CFO	2010	230,000		Nil	42,517	60,000	Nil	Nil	7,500	(4)	340,017
	2009	198,077		Nil	80,703	40,000	Nil	Nil	1,538	(4)	320,318
GORDON HOWIE(6)	2011	62,923		Nil	167,392	12,000	Nil	Nil	3,199	(4)	244,514
CFO
NICHOLAS BOZIKIS	2011	140,000		Nil	99,667	37,500	Nil	Nil	7,500	(4)	284,667
Vice President, Finance	2010	130,000		Nil	Nil	35,000	Nil	Nil	7,500	(4)	172,500
	2009	120,000		Nil	Nil	22,500	Nil	Nil	1,728	(4)	144,228
STEVE BOCHEN	2011	150,000		Nil	38,223	65,000	Nil	Nil	7,488	(4)	260,711
Chief Operating Officer	2010	150,000		Nil	Nil	30,000	Nil	Nil	7,488	(4)	187,488
	2009	150,000		Nil	20,176	42,500	Nil	Nil	1,440	(4)	214,116
STEVE WALLACE	2011	132,500		Nil	Nil	75,000	Nil	Nil	7,500	(4)	215,000
Vice President, North American Sales	2010	132,500		Nil	157,306	50,000	Nil	Nil	7,500	(4)	347,306
	2009	132,500		Nil	Nil	25,000	Nil	Nil	2,038	(4)	159,538
TERRY VANDERKRUYK	2011	150,000		Nil	Nil	25,000	Nil	Nil	7,500	(4)	182,500
Vice President, Corporate Development	2010	150,000		Nil	Nil	15,000	Nil	Nil	7,488	(4)	172,488
	2009	150,000		Nil	142,621	15,000	Nil	Nil	1,450	(4)	309,071

(1)                                  The grant date fair value of each option granted during the fiscal years ended October 31, 2009, 2010 and 2011 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 57.3% (in 2009), 53.9% (in 2010) and 49.4% (in 2011); risk free interest rate of 2.14% (in 2009), 2.22% (in 2010) and 2.12% (in 2011); expected option life of 5 years; and expected dividend rate of nil. The Black-Scholes pricing methodology was used in this estimate of fair value as it is an established calculation widely used by the financial industry for securities valuations and is supported as an appropriate methodology by Section 3870 of the CICA Handbook.

(2)                                  Comprised of performance bonuses earned in respect of the indicated fiscal year, but paid subsequent to each related fiscal year end.

(3)                                  No compensation amounts received by Mr. Hardy relate to his role as a director of the Corporation.

(4)                                  The amount indicated represents the Corporation’s matching contribution towards the price of Common Shares purchased by the NEO under the Corporation’s Employee Share Ownership Plan (the “ESOP”) in which all regular employees of the Corporation are eligible to participate. Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either $50,000 or 10% of the NEO’s total salary for the financial year.

(5)                                  Mr. Kayll served as CFO of the Corporation until July 12, 2011.

(6)                                  Mr. Howie served as CFO of the Corporation from July 18, 2011.

(7)                                  Of the amount indicated, $6,623 relates to the Corporation’s matching contribution towards the price of Common Shares purchased by Mr. Kayll under the ESOP and $230,000 relates to severance benefits.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to Named Executive Officers that were outstanding as at October 31, 2011.

	Option-based Awards				Share-based Awards
						Market or
	Number of				Number of	payout value
	securities			Value of	shares or units	of share-based
	underlying	Option		unexercised	of shares that	awards that
	unexercised	exercise		in-the-money	have not	have not
	options(1)	price	Option expiration	options(2)	vested	vested
Name	(#)	($)	date	($)	(#)	($)
ROGER V. HARDY	350,000	1.62	December 23, 2015	521,500	Nil	N/A
	675,000	1.42	July 14, 2015	1,140,750	Nil	N/A
	250,000	0.80	January 8, 2014	577,500	Nil	N/A
	250,000	1.05	March 23, 2013	515,000	Nil	N/A
GORDON HOWIE	150,000	2.67	September 18, 2016	66,000	Nil	N/A
NICHOLAS BOZIKIS	50,000	2.80	June 21, 2016	15,500	Nil	N/A
	50,000	1.62	December 23, 2015	74,500	Nil	N/A
	50,000	0.91	July 20, 2013	110,000	Nil	N/A
STEVE BOCHEN	50,000	1.62	December 23, 2015	74,500	Nil	N/A
	50,000	0.80	January 8, 2014	115,500	Nil	N/A
	100,000	0.89	May 9, 2012	222,000	Nil	N/A
STEVE WALLACE	200,000	1.49	January 5, 2015	324,000	Nil	N/A
	250,000	1.14	October 4, 2012	295,500	Nil	N/A
	150,000	1.14	October 4, 2012	492,500	Nil	N/A
TERRY VANDERKRUYK	300,000	0.80	May 6, 2014	693,000	Nil	N/A
	50,000	0.80	January 8, 2014	115,500	Nil	N/A
	100,000	0.91	July 20, 2013	220,000	Nil	N/A
	100,000	0.89	May 9, 2012	222,000	Nil	N/A

(1)                                 Options were granted with a five-year term and vest as to one-sixth of the optioned Common Shares each six-month period during the initial three-year period of the option term.

(2)                                 Represents the difference between the market value of the Common Shares underlying the options on October 31, 2011 based on the $3.11 closing price of the Common Shares on TSX on October 31, 2011.

Incentive plan awards—value vested or earned during the year

The following table sets out information for the Named Executive Officers on value of incentive awards vested or earned during the fiscal year ended October 31, 2011.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value
	vested during the year	vested during the year	earned during the year
Name	($)	($)	($)
ROGER V. HARDY	495,626	Nil	150,000
GLEN KAYLL	142,709	Nil	Nil
GORDON HOWIE	Nil	Nil	12,000
NICHOLAS BOZIKIS	31,000	Nil	37,500
STEVE BOCHEN	34,251	Nil	65,000
STEVE WALLACE	42,333	Nil	75,000
TERRY VANDERKRUYK	73,251	Nil	25,000

Pension Plan Benefits

The Corporation and its subsidiaries do not have any pension plan arrangements in place.

Termination and Change of Control Benefits

Employment contracts between Named Executive Officers and the Corporation providing for termination and change of control benefits are described below.

Roger V. Hardy, Chairman, CEO and President

Mr. Hardy entered into an employment agreement dated March 29, 2004, as amended, with the Corporation (the “Hardy Agreement”). The Hardy Agreement is renewable annually for an indefinite term. If Mr. Hardy’s employment is terminated for any reason prior to the termination of the Hardy Agreement other than for cause or if he resigns without “good reason” (as defined in the Hardy Agreement), he would be entitled to receive his then base salary and perquisite benefits for 24 months following the termination of his employment and an amount equal to two times his pro-rated bonus. If such termination had occurred on October 31, 2011, Mr. Hardy would have been entitled to receive approximately $1,290,000. If, in connection with or within 18 months of a change in control of the Corporation, Mr. Hardy voluntarily terminates his employment for good reason or is involuntarily discharged, he would be entitled to receive instead a severance payment of 2.5 times the sum of his then annual base salary and then current annual bonus. If such change in control of the Corporation had occurred on October 31, 2011, Mr. Hardy would have been entitled to receive approximately $1,612,500. In connection with the termination of Mr. Hardy’s employment under any of the above-described circumstances and in all cases of a change of control of the Corporation in any event, all of his unvested rights in any stock option or other benefit plan will also immediately vest in full. If all of Mr. Hardy’s unvested options as at October 31, 2011 had vested on that date upon any of such events, the value of the newly vested options would have been approximately $1,329,833.

Glen Kayll, Chief Financial Officer (until July 12, 2011)

Mr. Kayll was employed as CFO of the Corporation until July 12, 2011. Pursuant to the terms of Mr. Kayll’s then employment agreement with the Corporation (the “Kayll Agreement”), upon the termination of Mr. Kayll’s employment with the Corporation, he received an amount equal to 100% of his then annual base salary ($230,000). The Kayll Agreement also provided that, upon Mr. Kayll ceasing to be an employee of the Corporation, he is to conduct himself in a manner as will not breach any fiduciary duty he owed to the Corporation and will continue to be subject to the confidentiality provisions in the Kayll Agreement. In addition, Mr. Kayll may not solicit any business from any person or entity which was a customer or client of the Corporation during Mr. Kayll’s employment, or accept business from any customers or clients of the Corporation for a three-period.

Gordon Howie, Chief Financial Officer (from July 18, 2011)

Mr. Howie entered into an employment agreement dated July 12, 2011 with the Corporation (the “Howie Agreement”) for his services as CFO of the Corporation commencing July 18, 2011. The Howie Agreement continues for an indefinite term until terminated by either the Corporation or Mr. Howie in accordance with the Howie Agreement. Mr. Howie may resign on giving the Corporation three months’ notice and, on receipt of such notice, the Corporation may elect to pay Mr. Howie one month of his then base salary in lieu of notice and have Mr. Howie’s employment terminate immediately upon such payment. The Corporation may terminate Mr. Howie’s employment (other than for cause or following a change of control of the Corporation) upon giving Mr. Howie notice or making a payment to him in lieu of notice in accordance with the Howie Agreement. In such event, if Mr. Howie has then been employed by the Corporation for less than 12 months, he would be entitled to receive six months’ notice or an amount equal to six months’ base salary in lieu of notice and, if Mr. Howie has then been employed by the Corporation for more than 12 months, he would be entitled to receive six months’ notice or an amount equal to six months’ base salary in lieu of notice plus two additional months of notice or base salary per year of service up to a maximum of 24 months’ notice or base salary. If such termination occurred on October 31, 2011, Mr. Howie would have been entitled to receive $127,000. If there is a change in control of the Corporation and, within 12 months thereafter, Mr. Howie’s employment is terminated or he resigns, Mr. Howie will be entitled to receive an amount equal to 12 months of his then base salary. If such termination had occurred on October 31 2011, Mr. Howie would have been entitled to receive approximately $242,000. In the event of a change of control of the Corporation for the purposes of the Option Plan, all unvested options then held by Mr. Howie will immediately vest. If all of Mr. Howie’s unvested options as at October 31, 2011 had vested on that date upon such change of control of the Corporation, the value of the newly vested options would have been approximately $66,000.

Steve Bochen, Chief Operating Officer

Mr. Bochen entered into an employment agreement dated June 1, 2002 with the Corporation, as amended (the “Bochen Agreement”). The Bochen Agreement is renewable annually for an indefinite term. Pursuant to the Bochen Agreement, upon Mr. Bochen terminating the Bochen Agreement in the event of the change in control of the Corporation or for other “good reason” (as defined in the Bochen Agreement) or upon the Corporation terminating the Bochen Agreement without cause, the Corporation will be required to pay Mr. Bochen a lump sum payment equal to four months of his then base salary less applicable deductions, maintain his benefits for a period of four months (subject to a duty to mitigate and termination of the benefits payment upon Mr. Bochen obtaining a new source of remuneration for services), and pay him any unpaid bonus, vacation or authorized expenses amounts accrued to the date of termination of employment. If any such termination had occurred on October 31, 2011, Mr. Bochen would have been entitled to receive approximately $115,000. If the Corporation gives 120 days’ notice to Mr. Bochen that the Bochen Agreement will not be renewed at the end of its then current term, the Corporation would be required to pay Mr. Bochen the same payments described above and, in addition, all stock options granted to him will vest immediately. If all of Mr. Bochen’s unvested options as at October 31, 2011 had vested on that date upon such event, the value of the newly vested options would have been approximately $81,333. Upon any termination of the Bochen Agreement, Mr. Bochen will continue to be subject to the confidentiality provisions in the Bochen Agreement and he will be subject to a restrictive covenant for a period of 24 months after termination to not do things set out in the Bochen Agreement that are competitive with the Corporation’s business or any product or service of the Corporation (as carried on and provided by the Corporation during the 12-month period immediately preceding the termination of Mr. Bochen’s employment).

Steve Wallace, Vice President, North American Sales

Mr. Wallace entered into an employment agreement dated July 11, 2007 with the Corporation (the “Wallace Agreement”). The Wallace Agreement is renewable annually for an indefinite term. In the event of a change in control of the Corporation, Mr. Wallace will have the right to terminate the Wallace Agreement and the Corporation will be required to pay Mr. Wallace a lump sum equal to 50% of his then annual base salary less applicable statutory deductions, maintain his benefits for a period of nine months, and pay him any accrued salary and vacation. If such termination had occurred on October 31, 2011, Mr. Wallace would have been entitled to receive approximately $72,500. All options granted to Mr. Wallace will also vest immediately upon any such change in control of the Corporation. If all of Mr. Wallace’s unvested options as at October 31, 2011 had vested on that date upon such change of control of the Corporation, the value of the newly vested options would have been approximately $162,000. Upon any termination of the Wallace Agreement, Mr. Wallace will continue to be subject to the confidentiality provisions in the Wallace Agreement, he must not solicit any business from any person or entity which was a customer or client of the Corporation during Mr. Wallace’s employment, or accept business from any customers or clients of the Corporation for a one-year period. In addition, for a period of two years following termination, Mr. Wallace may not induce or attempt to induce any employee of the Corporation or its affiliates to leave the employ of the Corporation or its affiliates or interfere with such employment relationships, or knowingly hire any person who was an employee of the Corporation or its affiliates within 180 days prior to the time such employee was hired by Mr. Wallace.

Terry Vanderkruyk, Vice President, Corporate Development

Mr. Vanderkruyk entered into an employment agreement dated January 15, 2006 with the Corporation (the “Vanderkruyk Agreement”). The Vanderkruyk Agreement is effective for so long as Mr. Vanderkruyk is employed by the Corporation, subject to the termination provisions in the agreement. If the Corporation terminates the Vanderkruyk Agreement without cause or if the termination of Mr. Vanderkruyk’s employment occurs in contemplation of, at the time of, or within 18 months after a change of control of the Corporation, Mr. Vanderkruyk would be entitled to receive an amount equal to 50% of his then annual base salary. If any such termination had occurred on October 31, 2011, Mr. Vanderkruyk would have been entitled to receive approximately $100,000. The Vanderkruyk Agreement also provides that, upon Mr. Vanderkruyk ceasing to be an employee of the Corporation, he shall conduct himself in a manner as will not breach any fiduciary duty he owes to the Corporation and will continue to be subject to the confidentiality provisions in the Vanderkruyk Agreement. In addition, upon any termination of the Vanderkruyk Agreement, Mr. Vanderkruyk will not solicit any business from any person or entity which was a customer or client of the Corporation during Mr. Vanderkruyk’s employment, or accept business from any customers or clients of the Corporation for a three-period. In the event of a change of control of the Corporation for the purposes of the Option Plan, all unvested options then held by Mr. Vanderkruyk will immediately vest. If all of Mr. Vanderkruyk’s unvested options as at October 31, 2011 had vested on that date upon such change of control of the Corporation, the value of the newly vested options would have been approximately $19,249.

Director Compensation

Discussion of Directors’ Compensation

Pursuant to the Directors’ Compensation Policy, as amended, inside directors are not paid any compensation. Outside directors are paid an annual retainer of $15,000. In addition, outside directors are paid $1,000 for each Board meeting attended and for each committee meeting attended. In addition, the chairperson of the Audit Committee receives an additional $13,000 per year and the chairperson of each other committee receives an additional $5,000 per year (the only other current standing committee is the Compensation Committee). Outside directors are also entitled to a grant of stock options to purchase 10,000 Common Shares concurrent with each year’s annual meeting with such grant subject to consent by the Board after each annual meeting. All payments made to outside directors pursuant to the Directors’ Compensation Policy are payable in arrears and on a semi-annual basis at the end of June and December each year.

The Board constitutes special committees as required from time to time to deal with special matters. During the financial year ended October 31, 2011, the Board constituted a special committee comprised of Stuart Belkin, Roger V. Hardy, Jeffrey Mason, Murray McBride and Michaela Tokarski in connection with efforts associated with the European management change. Each member of the special committee who was an outside director was paid $1,000 for each of three meetings attended.

Under the Directors’ Expenses—Reimbursement Policy and Procedure, both inside and outside directors are entitled to reimbursement of travel and other expenses incurred in the conduct of the Corporation’s business.

The Corporation has no pension plan or other arrangement for non-cash compensation to the Directors, except for stock options. Pursuant to the terms of the Option Plan, the number of options issuable to each non-employee director, at any time, under all security based compensation arrangements of the Corporation, cannot exceed 1% of the issued and outstanding Common Shares.

Director Compensation Table

The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) during the financial year ended October 31, 2011. For Mr. Hardy’s compensation during fiscal 2011, see “Executive Compensation—Summary Compensation Table”.

		Share-	Option-		Non-equity
		based	based		incentive plan	Pension	All other
	Fees earned	awards	awards(1)		compensation	value	compensation	Total
Name	($)	($)	($)		($)	($)	($)	($)
STUART BELKIN(2)	19,000	Nil	7,645		Nil	Nil	Nil	26,645
JEFFREY MASON	43,000	Nil	7,645		Nil	Nil	Nil	50,645
MURRAY MCBRIDE	24,000	Nil	7,645		Nil	Nil	Nil	31,645
TUSHAR SHAH	10,500	Nil	Nil	(3)	Nil	Nil	Nil	10,500
MICHAELA TOKARSKI	19,000	Nil	7,645		Nil	Nil	Nil	26,645

(1)                                The grant date fair value of each option granted during the fiscal year ended October 31, 2011 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 49.4%; risk free interest rate of 2.12%; expected option life of 5 years; and expected dividend rate of nil. The Black-Scholes pricing methodology was used in this estimate of fair value as it is an established calculation widely used by the financial industry for securities valuations and is supported as an appropriate methodology by Section 3870 of the CICA Handbook.

(2)                                Mr. Belkin resigned as a director on January 17, 2012.

(3)                                Option-based awards amounting to $7,645 granted by the Corporation to Mr. Shah were surrendered by Mr. Shah to the Corporation for cancellation prior to October 31, 2011.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) that were outstanding as at October 31, 2011.

	Option-based Awards				Share-based Awards
	Number of				Number of	Market or
	securities			Value of	shares or units	payout value of
	underlying	Option		unexercised	of shares that	share-based
	unexercised	exercise		in-the-money	have not	awards that
	options(1)	price	Option expiration	options(2)	vested	have not vested
Name	(#)	($)	date	($)	(#)	($)
STUART BELKIN	10,000	1.62	December 23, 2015	14,900	Nil	N/A
	10,000	1.42	March 26, 2015	16,900	Nil	N/A
JEFFREY MASON	10,000	1.62	December 23, 2015	14,900	Nil	N/A
	10,000	1.42	March 26, 2015	16,900	Nil	N/A
	10,000	1.08	August 25, 2014	20,300	Nil	N/A
	10,000	1.05	March 23, 2013	20,600	Nil	N/A
	11,000	0.87	April 30, 2012	24,640	Nil	N/A
MURRAY MCBRIDE	10,000	1.62	December 23, 2015	14,900	Nil	N/A
	10,000	1.42	March 26, 2015	16,900	Nil	N/A
	10,000	1.08	August 25, 2014	20,300	Nil	N/A
TUSHAR SHAH	Nil	N/A	N/A	N/A	Nil	N/A
MICHAELA TOKARSKI	10,000	1.62	December 23, 2015	14,900	Nil	N/A
	10,000	1.42	March 26, 2015	16,900	Nil	N/A
	10,000	1.08	August 25, 2014	20,300	Nil	N/A
	10,000	1.05	March 23, 2013	20,600	Nil	N/A
	11,000	1.12	July 19, 2012	21,890	Nil	N/A

(1)                                Options were granted with a five-year term and vest as to 1,000 Common Shares immediately upon grant with remaining options vesting as to one-sixth of the optioned Common Shares each six-month period during the initial three-year period of the option term.

(2)                                Represents the difference between the market value of the Common Shares underlying the options on October 31, 2011 based on the $3.11 closing price of the Common Shares on TSX on October 31, 2011.

Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Corporation (other than Roger V. Hardy who is a Named Executive Officer) on value of incentive awards vested or earned during the fiscal year ended October 31, 2011.

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
	vested during the year	vested during the year	during the year
Name	($)	($)	($)
STUART BELKIN	4,725	Nil	Nil
JEFFREY MASON	10,170	Nil	Nil
MURRAY MCBRIDE	10,170	Nil	Nil
TUSHAR SHAH	Nil	Nil	Nil
MICHAELA TOKARSKI	10,170	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE

UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Corporation’s equity compensation plan under which Common Shares are authorized for issuance as at October 31, 2011. The information shown for “Equity compensation plans approved by securityholders” relates to the Corporation’s Stock Option Plan as at October 31, 2011.

EQUITY COMPENSATION PLAN INFORMATION

Number of securities remaining
	Number of Securities to be	Weighted average	available for future issuance under
	issued upon exercise of	exercise price of	equity compensation plans
	outstanding options,	outstanding options,	(excluding securities reflected in
	warrants and rights	warrants and rights	column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,871,500	$1.49	750,615	(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,871,500		750,615

(1)                                The total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 10% of the issued and outstanding Common Shares from time to time (being 5,622,115 Common Shares as at October 31, 2011).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets out certain information with respect to the aggregate indebtedness of all current and former executive officers, directors and employees of the Corporation or any of its subsidiaries to the Corporation or to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries that is outstanding as at February 29, 2012.

AGGREGATE INDEBTEDNESS ($)

(in thousands, as at February 29, 2012)

Purpose	To the Corporation or its subsidiaries	To another entity
Share purchases	Nil	Nil
Other	196	Nil

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

The following table sets out information for each individual who is, or at any time during the financial year ended October 31, 2011 was, a director or executive officer of the Corporation, each proposed nominee for election as a director of the Corporation, and each associate of any such director, executive officer or proposed nominee, who is, or at any time since November 1, 2010 has been, indebted to the Corporation or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since November 1, 2010 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

				Amount		Financially		Amount
		Largest amount		outstanding		assisted securities		forgiven during
	Involvement	outstanding		as at		purchased during		year ended
	of	during year ended		February 29,		year ended		October 31,
Name and principal	Corporation	October 31, 2011		2012		October 31, 2011	Security for	2011
position	or subsidiary	($)		($)		(#)	indebtedness	($)
Other Programs
STEVE BOCHEN	Corporation	42,996	(1)	43,585	(1)	Nil	Nil	Nil
Chief Operating Officer
TERRY VANDERKRUYK	Corporation	123,245	(1)	124,094	(1)	Nil	Nil	Nil
Vice President, Corporation Development

(1)                                Amounts outstanding are evidenced by promissory notes and are personally repayable by the debtor on demand of the Corporation and bear interest at 5% per annum.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in a management proxy circular of the Corporation, no informed person (i.e. insider) of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since November 1, 2010 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Corporation are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Share Consolidation

The Board of Directors of the Corporation has determined that it may be in the Corporation’s best interests for the Board of Directors to have the authority to implement a consolidation (the “Share Consolidation”) of the Corporation’s issued and outstanding Common Shares. The Corporation regularly reviews whether seeking a listing on additional stock exchanges may be to the benefit of the Corporation and is currently exploring all options in this regard. A listing of securities on one or more of other stock exchanges has enabled some listed companies to expand their investor base, increase the liquidity of their equity securities and reduce their cost of capital. The Corporation’s share price may be below that required to meet the minimum listing requirements of such other stock exchanges on which the Corporation may wish to pursue an inter-listing in the future. Where this is the case, if the Corporation were to decide to pursue an additional listing on any such other stock exchanges, the Corporation may first be required to complete a Share Consolidation.

A Share Consolidation would enable the Board of Directors to proceed with the inter-listing of the Common Shares on certain additional stock exchanges should the Board of Directors determine such an additional listing to be in the Corporation’s best interests. No such decision has yet been made, although the Corporation will not proceed with a Share Consolidation unless it is able to complete a listing on another desired stock exchange in connection with the Share Consolidation. Shareholder approval of a Share Consolidation would merely give the Board of Directors the ability to proceed with an inter-listing on such other stock exchange where the Share Consolidation would be required to satisfy minimum listing requirements or would otherwise be beneficial to the Corporation. Shareholders are not being asked to approve whether the Corporation should proceed with an inter-listing. If a Share Consolidation is approved at the Meeting it will not be necessary for the Corporation to incur the expense and time delays required by an additional shareholders’ meeting to approve a Share Consolidation if a decision is made to seek an additional inter-listing.

If the Board of Directors decides to proceed with a Share Consolidation, the Corporation will issue a press release regarding the timing of the process, the Share Consolidation ratio determined by the Board of Directors, and any additional relevant information for shareholders.

The Board of Directors recommends that shareholders approve the proposed Share Consolidation on the basis of one new Common Share (a “New Common Share”) for each such number of current Common Shares (“Old Common Shares”) issued and outstanding as the Board of Directors may determine advisable, with such Share Consolidation to be on a basis of one New Common Share for not less than two and not more than five Old Common Shares issued and outstanding immediately prior to such Share Consolidation. The Share Consolidation would occur within one year of the date of the Meeting, unless the Board of Directors determines not to proceed with an inter-listing or the Board of Directors believes that the anticipated higher share price resulting from the Share Consolidation would not assist in generating investor interest. As of the date hereof, the Board of Directors has not yet made a determination to proceed with a Share Consolidation or additional stock exchange listing. However, the Corporation is seeking shareholder approval at this time to undertake such a Share Consolidation in the future should a determination be made that such Share Consolidation is beneficial or necessary.

There can be no assurance that there will be any increase, or will not be any decrease, in the market price per Common Share, improvement in the liquidity of the Common Shares or reduction in the Corporation’s cost of capital resulting from any Share Consolidation, if completed. In addition, there is no assurance that a higher share price will generate increased investor interest. Also, there are no assurances that the Board of Directors will seek any additional stock exchange listings, that the Corporation will meet any listing requirements of any additional stock exchange, or that the Common Shares will be approved for listing on any additional stock exchange.

At the Meeting, shareholders of the Corporation will be asked to consider and, if thought advisable, to approve a special resolution substantially in the following form:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.                                       Pursuant to section 173 of the Canada Business Corporations Act, the Articles of the Corporation be amended to change the issued and outstanding common shares of the Corporation, upon the determination of the Corporation’s Board of Directors at any time prior to April 21, 2013, into a different number of shares by the consolidation (the “Share Consolidation”) of the issued and outstanding common shares of the Corporation (the “Old Common Shares”) on the basis of one new common share of the Corporation (a “New Common Share”) for each such number of Old Common Shares issued and outstanding as the Board of Directors may determine advisable, with such Share Consolidation to be on a basis of one New Common Share for not less than two and not more than five Old Common Shares.

2.                                       No fractional New Common Shares shall be issued in connection with the Share Consolidation and the number of New Common Shares to be received by a shareholder shall be rounded up or down to the nearest whole number of New Common Shares that such shareholder would otherwise be entitled to receive upon the Share Consolidation.

3.                                       Any one director or officer of the Corporation be and is hereby authorized to file Articles of Amendment with the Director appointed under the Canada Business Corporations Act to effect the Share Consolidation and to do all such further acts and things and to execute all such other documents necessary or desirable to carry out the terms of the foregoing resolutions.

4.                                      The directors of the Corporation may revoke this special resolution, at any time prior to the issuance of a Certificate of Amendment of the Articles of the Corporation to effect the Share Consolidation, without any further approval of the shareholders of the Corporation.”

The Board of Directors unanimously recommends a vote FOR the approval of the Share Consolidation.

The completion of the Share Consolidation, if approved by the Board of Directors of the Corporation, is subject to the approval of the TSX and any other applicable regulatory authorities. In addition, notwithstanding the approval of the Share Consolidation by the shareholders, the Board of Directors, in its sole discretion, may revoke the special resolution at any time prior to the issuance of a Certificate of Amendment of Articles of the Corporation to effect the Share Consolidation and abandon the Share Consolidation without further approval of or notice to the shareholders of the Corporation.

The special resolution approving the Share Consolidation requires the approval of not less than two-thirds of the votes cast by shareholders present in person or by proxy at the Meeting.

As at March 12, 2012, the Corporation had 56,404,157 Common Shares issued and outstanding. The proposed Share Consolidation, if effected at the maximum permitted one-for-five basis, would reduce the number of Old Common Shares outstanding to approximately 11,280,831 New Common Shares. The effective date of the Share Consolidation will be the date of filing of Articles of Amendment effecting the Share Consolidation under the CBCA. If the special resolution is approved, the Corporation would be entitled to complete the Share Consolidation at any time within one year from the date of the Meeting (i.e. prior to April 21, 2013). However, the Common Shares will not trade on the TSX or any other applicable stock exchanges on a post-consolidated basis until the Corporation determines to proceed with the Share Consolidation and has made all required filings to, and has obtained final approval from, the TSX and any other applicable stock exchanges.

No fractional Common Shares will be issued pursuant to the Share Consolidation and any such fractional shares otherwise issuable will be rounded up or down to the nearest whole number of New Common Shares.

Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing any Share Consolidation than those that will be implemented by the Corporation for registered shareholders and their procedures may result, for example, in differences in the precise number of New Common Shares issued to shareholders in lieu of fractional share interests. Shareholders who hold Common Shares with such a bank, broker or other nominee should contact their nominee with any questions if and when the Share Consolidation is completed.

If the proposed Share Consolidation is approved by shareholders and implemented by the Board of Directors, registered shareholders with share certificates representing Old Common Shares will be required to exchange such share certificates for new share certificates representing New Common Shares. Registered shareholders will be sent a transmittal letter from the Corporation’s transfer agent, Computershare Investor Services Inc., after the determination to proceed with such Share Consolidation is made by the Board of Directors. The letter of transmittal will contain instructions on how to surrender share certificate(s) representing Old Common Shares to the transfer agent. The transfer agent will forward to each registered shareholder who has submitted the required documents a new share certificate representing the number of New Common Shares to which the shareholder is entitled. Until surrendered, each share certificate representing Old Common Shares will be deemed for all purposes to represent the applicable number of whole New Common Shares.

Under the CBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgement on such matter.

SHAREHOLDER PROPOSALS

December 20, 2012 is the final date by which the Corporation must receive any proposals for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the next annual meeting of the Corporation subject to the requirements of the Canada Business Corporations Act.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for its financial year ended October 31, 2011 which are available on SEDAR and may also be obtained by sending a written request to the Corporation at the Corporation’s head office located at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, Canada V5M 4X7.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Corporation’s Audit Committee is contained under the heading “Directors and Executive Officers—Audit Committee” in the Corporation’s Annual Information Form dated December 14, 2011 for the financial year ended October 31, 2011 filed on SEDAR.

DIRECTORS’ APPROVAL

The contents and sending of this Management Proxy Circular to the shareholders and other persons entitled thereto have been approved by the Board of Directors of the Corporation.

DATED as of the 21st day of March, 2012.

BY ORDER OF THE BOARD

“Roger V. Hardy”

Roger V. Hardy
Chairman, Chief Executive Officer and President

APPENDIX A

COASTAL CONTACTS INC.

(the “Corporation”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS

Board of Directors

Disclose the identity of directors who are independent	Jeffrey Mason and Tushar Shah are independent.

Murray McBride is the stepfather of Roger V. Hardy and Michaela Tokarski and is considered independent as such relationship is not reasonably expected to interfere with the exercise of his independent judgment in relation to the Corporation.

Disclose the identity of directors who are not independent, and describe the basis for that determination	The following directors are not considered independent for the purposes of corporate governance disclosures:
Roger V. Hardy is the Chairman, Chief Executive Officer and President of the Corporation.

Michaela Tokarski is a sister of Roger V. Hardy.

Disclose whether or not a majority of the directors are independent. If the majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board is currently composed of five directors, three of whom are considered independent and two of whom are not considered independent.

In order to facilitate its exercise of independent judgment in carrying out its responsibilities, the Board establishes informal committees, on an as needed basis, consisting solely of independent directors to consider certain matters to be considered by the Board. The Board, or any committee, may also seek advice from outside advisors. The Board also follows a practice whereby, if a director has an interest in a matter the Board is considering, such director either abstains from voting on the matter or exits the Board meeting.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	Jeffrey Mason	- Amarc Resources Ltd. - Slater Mining Corporation - Red Eagle Mining Corporation

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. At Board and Committee meetings, the independent directors hold sessions at which members of management are not in attendance.

DISCLOSURE REQUIREMENTS	COMMENTS

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Roger V. Hardy is the Chairman of the Board and is not an independent director. The Board does not presently have a lead director.

The Board believes that its current structure best reflects the entrepreneurial leadership of the Corporation. The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee and the Compensation and Corporate Governance Committee being composed either entirely of independent directors or of a majority of independent directors and each committee being chaired by an independent director. In addition, in order to provide leadership for its independent directors, the Board encourages its independent members to discuss matters separate from the non-independent Board members and to seek the advice of financial, legal or other consultants when necessary.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	Since November 1, 2010 (the beginning of the Corporation’s most recently completed financial year), the Corporation has had four Board meetings with attendance by the directors as follows:

	Roger V. Hardy	–	4 of 4 meetings
	Jeffrey Mason	–	4 of 4 meetings
	Murray McBride	–	4 of 4 meetings
	Tushar Shah	–	4 of 4 meeting
	Michaela Tokarski		4 of 4 meetings

Other proceedings of the directors were effected by written consent resolutions signed by all of the directors.

Board Mandate

Disclose the text of the board’s written mandate

The Board does not have a written mandate, but is in the process of implementing one. The Board has responsibility for the Corporation’s approach to corporate governance. The responsibility for the day-to-day management of the Corporation rests with the executive officers; however, the Board is ultimately responsible for the stewardship of the Corporation. The Board assumes this responsibility in key areas such as the following:

	(a)	safeguarding shareholder interests;

	(b)	the adoption of a strategic planning process that includes reviewing the Corporation’s long-term objectives on a periodic basis;

	(c)	succession planning, including appointing, developing and monitoring senior management;

	(d)	developing and monitoring the Corporation’s policy for communicating with shareholders, other stakeholders and the public;

(e)

the integrity of the Corporation’s internal control systems, which the Board and the Audit Committee and Compensation and Corporate Governance Committee review periodically with management and the Corporation’s auditors;

	(e)	reviewing with management the principal risks affecting the Corporation and the systems that have been put in place to manage these risks; and

	(f)	considering and approving all significant transactions or decisions affecting the Corporation and its subsidiaries prior to implementation.

DISCLOSURE REQUIREMENTS	COMMENTS

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chairman of the Board or for the chair of each Board committee.

Although the Board has not developed formal position descriptions for its Chairman and the chairs of the Board committees, through periodic discussions amongst the Board members, they have acquired a good understanding of their respective roles.

The chairs of the Audit Committee and the Compensation and Corporate Governance Committee are in charge of their respective committees and ensuring their designated responsibilities are effectively discharged. The committee chairs are required to comply with the requirements of the policies governing the particular committee. The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities

The Board has not developed a written position description for the CEO. The CEO is responsible for the day-to-day operations of the Corporation, and with the management team, pursues Board-approved strategic initiatives within the context of authorized business, capital plans and corporate policies. The CEO is expected to report to the Board on a regular basis on short-term results and long-term development activities. The Board (with recommendations from the Compensation and Corporate Governance Committee) discusses the goals of the Corporation and the performance of the CEO in the attainment of these goals.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:	As necessary, new members of the Board are provided with information about the Corporation, the role of the Board, the Board’s committees, the Board’s directors and the Corporation’s industry.
(i) the role of the board, its committees and its directors; and

(ii) the nature and operation of the issuer’s business

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The current directors are experienced in boardroom procedure and corporate governance and generally have a good understanding of the business. The Corporation provides continuing education for its directors as such needs arise.

DISCLOSURE REQUIREMENTS	COMMENTS

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Corporation has a Code of Business Conduct and Ethics (the “Code”) setting out the principles that should guide the behaviour of the Corporation’s directors, officers and employees. The Code addresses issues such as the following:

(i) disclose how a person or company may obtain a copy of the code;	(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	(b) (c) (d) (e)

protection and proper use of corporate assets and opportunities;

fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees;

compliance with laws, rules and regulations; and

reporting of any illegal or unethical behaviour.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

A copy of the Code is available by request by sending an email to investors@coastalcontacts.com. A copy of the Code is also posted on the Corporation’s website at www.coastalcontacts.com and on SEDAR at www.sedar.com.

The Board is responsible for monitoring compliance with the Code. One tool used for monitoring compliance is the Corporation’s Whistleblower Policy. Any person can report complaints or concerns, which may be on an anonymous basis through the procedures of the Whistleblower Policy.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

To ensure directors of the Corporation exercise independent judgment in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board follows a practice whereby any such Board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter. Significant contracts that may be deemed to be a conflict are also reviewed and approved by the Corporation’s Audit Committee.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination

The Compensation and Corporate Governance Committee is responsible for advising the Board with respect to the filling of vacancies on the Board and making recommendations as to nominees for the Board and uses an informal consultative process.

In order to foster an objective nomination process, the independent members of the Board are encouraged to recommend nominees for the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Compensation and Corporate Governance Committee, which is responsible for various nominating committee functions for the Corporation, is currently comprised of two directors, both of whom are independent.

DISCLOSURE REQUIREMENTS	COMMENTS

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee	The Compensation and Corporate Governance Committee has the authority and responsibility to:

(a) evaluate and make recommendations to the Board with respect to filling vacancies on the Board and making recommendations as to nominees for the Board; and

(b) evaluate and make recommendations to the Board concerning the appointment of directors to Board committees and the selection of Board committee chairs.

The Compensation and Corporate Governance Committee analyzes the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs. New candidates are introduced to the Board by members of the Committee.

Compensation

Describe the process by which the board determines compensation for the issuer’s directors and officers

The Compensation and Corporate Governance Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of the Corporation’s directors and officers. The Committee has overall responsibility for approving and evaluating the directors and officers compensation plans, policies and programs for the Corporation.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation

The Compensation and Corporate Governance Committee is currently comprised of three directors, all of whom are independent.

DISCLOSURE REQUIREMENTS	COMMENTS

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee

The authority and responsibility of the Compensation and Corporate Governance Committee with respect to compensation matters is set out in a the Committee’s Charter and includes, without limitation, the following:

(a)

annually review and approve corporate goals and objectives relevant to the compensation of the CEO and President, evaluate the CEO and President’s performance in light of those goals and objectives, and set the CEO and President’s compensation level based on this evaluation;

(b)

review and approve the compensation of the CEO and President and review the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements, and change-in-control benefits;

	(c)	periodically review and make recommendations to the Board with respect to incentive compensation plans, equity-based plans and management retention plans;

(d)

exercise all rights, authority and functions of the Board under all of the Corporation’s stock option, stock incentive, employee stock purchase and other equity-based plans, including, without limitation, the authority to interpret the terms of the plans, to grant options, and to make stock awards;

	(e)	periodically review and make recommendations to the Board with respect to compensation for directors (including compensation for members of Board committees);

	(f)	periodically review and reassess the adequacy of the Committee’s Charter and recommend any proposed changes to the Board for approval; and

	(g)	retain and terminate any compensation consultant to be used to assist in the evaluation of compensation for officers and approve the consultants’ fees and other retention terms.

The Compensation and Corporate Governance Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that the compensation allows the Corporation to attract qualified candidates. In order to ensure an objective process for determining compensation, the Committee reviews independent materials such as pay survey data and industry reports. The Committee also encourages open and frank discussion from its members and seeks leadership from its independent chair. In addition, it benchmarks against other companies using peer group studies compiled for the Committee.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Not applicable.

DISCLOSURE REQUIREMENTS	COMMENTS

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the above-mentioned responsibilities, the Compensation and Corporate Governance Committee also has authority and responsibility for corporate governance matters, including, without limitation, the following:

	(a)	manage the corporate governance systems for the Board;

	(b)	assist the Board to fulfill its duty to meet the applicable legal, regulatory business principles and “codes of best practice” of corporate behaviour and conduct;

	(c)	assist in the creation of a corporate culture and environment of integrity and accountability;

	(d)	in conjunction with the Chairman, monitor the quality of the relationship between the Board and management of the Corporation;

	(e)	review management’s succession plans for senior management;

	(f)	develop and monitor the Corporation’s overall approach to corporate governance issued and, subject to approval by the Board, implement and administer this process;

	(g)	review with the Board, on a regular basis, but not less than annually, the terms of reference for the Board, each committee of the Board, the Chairman and the CEO;

(h)

review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including, without limitation, the size of the Board, number and content of Board meetings, and the communication process between the Board and management; and

	(i)	make recommendations to the Board regarding changes to the Board’s corporate governance guidelines.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Compensation and Corporate Governance Committee also has authority and responsibilities relating to assessment matters, including the following:

	(a)	annually evaluate and report to the Board on the performance and effectiveness of the Board;

	(b)	annually, in conjunction with the CEO, evaluate the performance of the Corporation’s management (other than the CEO); and

	(c)	evaluate and lead the Board’s annual review of the CEO’s performance.

The Compensation and Corporate Governance Committee does not have a formal process to monitor the effectiveness of the Board, Board committees and individual directors, but rather relies on an informal review process. In order to gauge performance, the Committee considers the following:

	(a)	input from directors, where appropriate;

	(b)	attendance of directors at meetings of the Board and any committee;

	(c)	the charter of each committee; and

	(d)	the competencies and skills each individual director is expected to bring to the Board and each committee.